SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

News Release

April 6, 2006 at 14.45 GMT	Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso Announces Exchange Offer Pricing

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced the pricing terms for its exchange offer for its 7.375% Notes Due 2011 (CUSIP No. 86210MAA4; ISIN No. US86210MAA45) (the “old notes”).

The total exchange price to be paid for old notes validly tendered and not withdrawn by the early participation date is USD 1 067.07 per USD 1 000 principal amount of old notes. Holders of old notes who tender after the early participation date will receive the total exchange price less the early participation payment, or USD 1 057.07 per USD 1 000 principal amount of old notes. The total exchange price for the old notes was determined using the bid-side yield on the 4.5% US Treasury Note due 28 February, 2011 as of 10:00 a.m., New York City time, on 6 April, 2006 (the “pricing time”), which was 4.831%, plus 1.00%, resulting in an exchange offer yield of 5.831%. In addition, holders of notes accepted in the exchange will receive accrued and unpaid interest up to but not including the settlement date.

The new notes will bear interest at a fixed rate per annum of 6.404% from the settlement date to 15 April, 2016. The fixed interest rate was determined using the bid-side yield on the 4.5% US Treasury Note due 15 February, 2016 as of the pricing time, which was 4.874%, plus 1.53%.

The exchange offer will expire at midnight, New York City time, on 10 April, 2006, unless extended, and the settlement date for the exchange offer is expected to be 13 April, 2006.

The exchange offer is based on and subject to the conditions in the Exchange Offering Memorandum, dated 14 March 2006. The new notes, any additional notes and any longer dated notes have not been and will not be registered with the US Securities and Exchange Commission under the US Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act. This offer is not being made in Italy and other restrictions apply including in Belgium, France, Germany and the UK. See the Exchange Offer Memorandum dated 14 March 2006 for details.

Additional information concerning the exchange offer and copies of the Exchange Offering Memorandum and related documents may be obtained by contacting Global Bondholder Services Corporation, the information agent, tel. +1 866 488 1500.

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/debt

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel